UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under The Securities Exchange Act of 1934

Brass Eagle Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

10553F106

(CUSIP Number)

Monte H. Baier Vice President and General Counsel K2 Inc. 2051 Palomar Airport Road Carlsbad, California 92009 (760) 494-1000	with copies to: Bradford P. Weirick Gibson, Dunn & Crutcher LLP 333 S. Grand Avenue, 47th Foor Los Angeles, California 90071 (213) 229-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9 Pages)

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CUSIP No. 10553F106

1.	Name of Reporting Person I.R.S. Identification No. of above person K2 Inc. 95-2077125

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 7,490,439 8. Shared Voting Power 0 9. Sole Dispositive Power 7,490,439 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,490,439

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1—Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (the “Common Stock”), of Brass Eagle Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is: 1201 S.E. 30th Street, Bentonville, Arkansas 72712.

Item 2—Identity and Background

This Statement is filed on behalf of K2 Inc., a Delaware corporation (the “Reporting Person”). The Reporting Person is a premier, branded consumer products company with a primary focus on sporting goods and other recreational products. The Reporting Person’s diversified mix of products is used primarily in team and individual sports activities such as baseball, softball, fishing, watersports activities, alpine skiing, snowboarding, snowshoeing, in-line skating and mountain biking. The address of the principal business and principal office of the Reporting Person is K2 Inc., 2051 Palomar Airport Road, Carlsbad, California 92009.

The name, business address and present principal occupation or employment of each of the executive officers and directors of the Reporting Person, and the name of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto.

During the last five years, the Reporting Person, and to the best knowledge of the Reporting Person, its executive officers and directors named on Schedule I hereto (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a corporation organized under the laws of the State of Delaware. All of the executive officers and directors of the Reporting Person are citizens of the United States except for Robert F. Marcovitch, who is a citizen of Canada.

Item 3—Source and Amount of Funds or Other Consideration

On October 22, 2003, the Issuer, the Reporting Person and Cabe Acquisition Sub, Inc., Delaware corporation and a wholly-owned subsidiary of the Reporting Person (“Acquisition Sub”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 1 and hereby incorporated herein by reference, pursuant to which the Reporting Person commenced an offer to exchange each outstanding share of Common Stock of the Issuer for 0.6036 of a share of common stock, par value $1.00 per share, of the Reporting Person (the “Offer”). The Offer expired at 12:00 midnight, New York City time, on Monday, December 8, 2003. At approximately 12:06 a.m., New York City time, on Tuesday, December 9, 2003, the Reporting Person accepted for purchase all shares of Common Stock validly tendered and not withdrawn prior to the expiration of the Offer. At the expiration of the Offer, 7,167,751 shares of Common Stock were validly tendered and not withdrawn, representing approximately 95.7% of the outstanding Common Stock, and 4,326,454 shares of the Reporting Person’s common stock were exchanged in the Offer for such validly tendered and not withdrawn shares of Common Stock. On Thursday, December 11, 2003, the Reporting Person caused Acquisition Sub to merge with and into the Issuer (the “Merger”), pursuant to which the Issuer survived as a wholly-owned subsidiary of the Reporting Person. In connection with the Merger, each outstanding share of Common Stock of the Issuer was automatically converted into the right to receive 0.6036 of a share of common stock, par value $1.00 per share, of the

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Reporting Person and, assuming no appraisal rights are exercised, an additional 194,774 shares of the Reporting Person’s common stock were issued in the Merger.

Pursuant to the terms of the Merger Agreement and in connection with the Offer, each tendering stockholder of Common Stock that would otherwise receive a fractional share of the Reporting Person’s common stock instead received cash, equal to the fractional share interest multiplied by the closing price of a share of the Reporting Person’s common stock on the New York Stock Exchange on the first date that the Reporting Person accepted shares tendered pursuant to the Offer, or Tuesday, December 9, 2003. The closing price of a share of the Reporting Person’s common stock on the New York Stock Exchange on Tuesday, December 9, 2003, was $14.39 per share. In connection with the Merger, each outstanding share of Common Stock of the Issuer was automatically converted into the right to receive 0.6036 of a share of common stock, par value $1.00 per share, of the Reporting Person, and each stockholder of Common Stock that would otherwise receive a fractional share of the Reporting Person’s common stock instead received cash, equal to the fractional share interest multiplied by the closing price of a share of the Reporting Person’s common stock on the New York Stock Exchange on Thursday, December 11, 2003. The closing price of a share of the Reporting Person’s common stock on the New York Stock Exchange on Thursday, December 11, 2003, was $14.18 per share. The cash payments were funded from working capital.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and is hereby incorporated herein by reference.

Item 4—Purpose of Transaction

The information contained in Item 3 is incorporated herein by this reference.

The Offer and the Merger were undertaken by the Reporting Person in its acquisition of the Issuer. In connection with the Merger, the certificate of incorporation and bylaws of Acquisition Sub and the directors of Acquisition Sub shall become the certificate of incorporation and bylaws, and the directors of, the Issuer. In connection with the Merger, the officers of the Issuer shall be appointed pursuant to the terms of the Merger Agreement until their successors are duly elected or appointed and qualified.

Upon consummation of the transactions contemplated by the Merger Agreement, the shares of Common Stock ceased to be quoted on the Nasdaq National Market System, and became eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 5—Interest in Securities of the Issuer

The information contained in Item 3 and Item 4 is incorporated herein by this reference.

(a) – (b) As a result of the Offer and the Merger, the Reporting Person owns 7,490,439 shares of Common Stock, representing 100% of the outstanding shares of Common Stock of the Issuer. Based on information provided to the Reporting Person by the Issuer, there were 7,490,439 shares of Common Stock outstanding as of December 9, 2003. The Reporting Person has sole voting power and sole dispositive power of all 7,490,439 shares of Common Stock owned by the Reporting Person. Except as described in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I, beneficially owns any shares of Common Stock.

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(c) Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I, has effected any transactions in the Common Stock during the past 60 days.

(d) Except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule I, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6—Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 and Item 4 is incorporated herein by this reference.

In connection with the Merger Agreement, on October 22, 2003, Charter Oak Partners, the largest stockholder of the Issuer, holding approximately 49.06% of the outstanding Common Stock of the Issuer as of November 4, 2003, entered into an Exchange Agreement with the Reporting Person, a copy of which is attached hereto as Exhibit 2 and hereby incorporated herein by reference, pursuant to which Charter Oak Partners agreed, subject to the terms and conditions of the Exchange Agreement, to tender all of its shares of Common Stock in the Offer, and not withdraw such shares, no later than two business days prior to the initial expiration of the Offer, or December 4, 2003. Charter Oak Partners tendered all of its shares of Common Stock in the Offer on November 26, 2003.

Except as disclosed in this Schedule 13D or as set forth in or contemplated by the Merger Agreement, there are no contracts, understandings or relationships between the Reporting Person and any third person with respect to the shares of Common Stock.

The foregoing summaries of the Merger Agreement and Exchange Agreement are qualified in their entirety by reference to such agreements, are filed as exhibits hereto and are hereby incorporated herein by reference.

Item 7—Material to be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Agreement and Plan of Merger and Reorganization, dated as of October 22, 2003, among K2 Inc., Brass Eagle Inc. and Cabe Acquisition Sub, Inc.

2	Exchange Agreement, dated as of October 22, 2003, between K2 Inc. and Charter Oak Partners.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 16, 2003.	K2 INC.

	By:	/s/ Monte H. Baier

Monte H. Baier
Vice President and General Counsel

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SCHEDULE I

DIRECTORS OF K2 INC.

The following is a list of all directors of K2 Inc. and certain other information with respect to each director. Each director’s business address is 2051 Palomar Airport Road, Carlsbad, California 92009, which address is K2 Inc.’s business address. All directors are United States citizens.

Name	Principal Occupation or Employment	Name of Corporation or Other Organization in Which Employed

Richard J. Heckmann	Chief Executive Officer and Chairman of the Board	K2 Inc.

Wilford D. Godbold	Private Investor

Jerry E. Goldress	Chairman of the Board, President and Chief Executive Officer	Grisanti, Galef and Goldress, Inc.

Steven J. Green	Chairman and Chief Executive Officer	k1 Ventures Limited

Robin E. Heinrich	Owner	Sacramento Kings
	President	Remonov Capital, Inc.
	Vice-President	Remonov & Company, Inc.

Lou L. Holtz	Head Football Coach	University of South Carolina

Stewart M. Kasen	President and Chief Executive Officer	S&K Famous Brands, Inc.

Alfred E. Osborne	Senior Associate Dean	UCLA Anderson School of Management

Dan Quayle	Chairman	Cerberus Global Capital

Edward F. Ryan	President	Entrepreneurial Financial Resources, Inc.

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EXECUTIVE OFFICERS OF K2 INC.

The following is a list of all executive officers of K2 Inc., excluding executive officers who are also directors. Unless otherwise indicated, each officer’s business address is 2051 Palomar Airport Road, Carlsbad, California 92009, which address is K2 Inc.’s business address. All officers are United States citizens except for Robert F. Marcovitch, who is a citizen of Canada.

Name	Principal Occupation or Employment

J. Wayne Merck	President and Chief Operating Officer of K2 Inc.

John J. Rangel	Senior Vice President and Chief Financial Officer of K2 Inc.

Dudley W. Mendenhall	Senior Vice President—Finance of K2 Inc.

Monte H. Baier	Vice President, General Counsel and Secretary of K2 Inc.

David G. Cook	President of Stearns Inc., an indirect wholly-owned subsidiary of K2 Inc.

David H. Herzberg	President of Shakespeare Industrial Products Group, a division of Shakespeare Company, LLC (“Shakespeare”).

Scott M. Hogsett	President of Shakespeare Fishing Tackle, a division of Shakespeare.

Robert F. Marcovitch	President of K-2 Corporation, a wholly-owned subsidiary of K2 Inc. and doing business as K2 Sports.

Robert M. Parish	President of Rawlings Sporting Goods Company, Inc., a wholly-owned subsidiary of K2 Inc.

David Y. Satoda	Vice President of K2 Inc.

Diana Crawford	Corporate Controller of K2 Inc.

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EXHIBIT INDEX

EXHIBIT	DESCRIPTION

1	Agreement and Plan of Merger and Reorganization, dated as of October 22, 2003, among K2 Inc., Brass Eagle Inc. and Cabe Acquisition Sub, Inc.

2	Exchange Agreement, dated as of October 22, 2003, between K2 Inc. and Charter Oak Partners.

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